Exhibit 99.16

Cultivating Excellence 2017 ANNUAL REPORT

We invite you to read about our journey, commitment, and business performance in our 2017 Annual Report. MESSAGE TO SHAREHOLDERS5 MANAGEMENT TEAM6 MANAGEMENT’S DISCUSSION11 AND ANALYSIS shapin the future OF MEDICAL CANNABIS

Success has been defined in many ways - forward-thinking vision, superior strategy, flawless execution, transformative innovation, or balanced risk management behaviour. expanding our roots VIC NEUFELD Chief Executive Officer Message But one key and most fundamental ingredient to any success story is the need for passionate leaders. It is people responsible for strategy building and executing on plans. It is people that bring the committed skills to work each and every day. It is people that successful companies build their DNA around. The leadership at Aphria is reflective of all these attributes. From our humble and frugal beginnings, when a mere handful of energetic and resourceful leaders came together, to the dynamic team assembled today, I can say I am most proud of the Aphria team and what we have achieved together. Fiscal 2017 was a remarkable year measured in many ways. Our success was shared across all facets of our operations, from plant to patient. Solid patient growth, revenues growing fourfold, continued positive cash flows, record harvests, industry leading low cost producer, no crop failures, staying true to our core quality values, implemented “Seed to Sale Certification” patient guarantee, four successful capital raises, a vision of ensuring capacity growth - the list is almost endless. But the real highlight in 2017 is the growth of our bench strength. Adding leaders is clearly one of the key underlying reasons that Aphria hit home runs in many metrics. The future has never looked brighter for Aphria. Our medical go-to-market strategies are delivering. Our unrelenting focus on improving growing yields. Our persistent attention on lowering our costs. Raising the quality bar in the industry. These are things that separate Aphria from the rest. A keen focus on capital expenditures sets the stage for tomorrow’s market growth. Product innovation, for both medical and the eventual recreational markets, is proceeding as planned. Investments in certain strategic areas remains on our radar. On behalf of my fellow Co-Founders, Cole Cacciavillani and John Cervini, we thank all our stakeholders in believing in our vision and the Aphria story. We really do have “a good thing growing”. APHRIA ANNUAL REPORT 2017 | MANAGEMENT’S DISCUSSION AND ANALYSIS 5

 Management Team Vic Neufeld President & Chief Executive Officer Vic Neufeld is the President and Chief Executive Officer of Aphria. Mr. Neufeld is the former CEO of Jamieson Laboratories Canada’s largest manufacturer and distributor of natural vitamins, minerals, concentrated food supplements, herbs and botanical medicines. Carl Merton Chief Financial Officer Carl Merton, Chief Financial Officer, has almost 25 years of financial and business expertise, including 12 years at Big Four accounting firms and 12 years in industry, of which 10 has been serving as Chief Financial Officer of publicly listed enterprises. Mr. Merton is a Chartered Professional Accountant, Chartered Accountant and a Fellow, Chartered Business Valuator. Cole Cacciavillani Co-Chair & Founder Cole Cacciavillani, Aphria’s co-founder, is an industrial engineer with 35 years of experience in the agricultural and greenhouse industry. Cole has accumulated expertise of how to best utilize nature’s light and proprietary growing techniques and technologies to create competitive, safe and cost effective products. John Cervini Co-Chair & Founder John Cervini, Aphria’s co-founder, comes from fourth generation growers in southwestern Ontario with hydroponic agricultural experience. Together with his father and brother, Mr. Cervini helped established Lakeside Produce, as a leader of North America sales and marketing companies selling fresh produce from Canada to multinational retailers throughout North America. Gary Leong Chief Science Officer Gary Leong, Aphria’s Chief Scientific Officer has a personal background in quality assurance, quality control, quality system audits, international and domestic regulatory affairs and product research and development. Gary’s commitment to research and scientific knowledge of the medical marijuana industry allows us here at Aphria to produce a cost effective and quality product. APHRIA ANNUAL REPORT 2017 | MANAGEMENT’S DISCUSSION AND ANALYSIS7 APHRIA ANNUAL REPORT 2017 | MANAGEMENT TEAM 7

Seed-to-Sale Certified Seed-to-Sale Certified isn’t a new system we put in place. From the day we started growing and producing medical cannabis products, Aphria has adopted a strict quality management program which includes 509 steps. In fact, most of the quality processes we put into place were adopted from the highly restricted and regulated pharmaceutical industry and go above and beyond cannabis industry regulations mandated by Health Canada: STATE-OF-THE-ART FACILITY: Located in Leamington, Ontario, our facility sets the gold standard for the cannabis industry. Our greenhouse is powered by sunlight to provide optimal and natural growing conditions. TIGHTLY CONTROLLED GROWING PROCESSES: From water sampling and nutrient profiling to integrated pest management systems and in-depth record keeping, we track and control every step of the growing process. QUALITY PRODUCTION AND PROCEDURES: We apply strict harvesting, drying, blending and extracting procedures to ensure that our patients receive consistently high-quality products with every order. Every cannabis product we produce undergoes extensive testing by our experienced in-house scientists and third-party laboratories test for potency levels as well as impurities such as microbiological contaminants, heavy metals, pesticides and aflatoxins. ESTABLISHED SUPPLY CHAIN: Our products are only as good as our supply chain. We inspect and test all our raw materials and they are only used if they too meet our exacting quality standards. We also regularly conduct site visits and audits of our key suppliers to ensure that they meet our strict requirements for quality, consistency and safety. STANDARD PRACTICES AND TRAINING: Each step involved in the cultivation and production of our medical cannabis follows clearly defined Standard Operating Procedures. We provide regular reports to Health Canada and go over and above what is required by the regulations. We firmly believe that patients deserve the cleanest and safest medicine possible to meet their health needs. Our Seed-to-Sale Certified quality promise is our commitment to ensuring that every Aphria product we produce is clean and safe, 100% of the time. No exceptions. APHRIA ANNUAL REPORT 2017 | MANAGEMENT’S DISCUSSION AND ANALYSIS 9